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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

January 12, 2023

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated December 15, 2022, regarding the captioned subject. The Board, at their meeting held on January 11-12, 2023, transacted the following items of business:

I. Appointment of an independent director

Based on the recommendation of the Nomination and Remuneration Committee, considered and approved the appointment of Govind Vaidiram Iyer (DIN - 00169343), as an additional & independent director effective January 12, 2023 for a period of 5 (Five) years, subject to the approval shareholders.

In this regard, a press release including his brief profile is enclosed herewith.

It may be noted that Govind Vaidiram Iyer has no relationship with any member of the Board of directors and meets all the criteria for being appointed as an independent director under all statutes applicable to the Company.

II. Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and nine months ended December 31, 2022;
2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and nine months ended December 31, 2022; and
3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and nine months ended December 31, 2022;

III. Other Matters

4. **Stock grants**

Based on the recommendations of the Nomination and Remuneration Committee,approved:

i. The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of ₹3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

equal to the par value of the share.

ii. The annual time-based RSUs to a KMP having a market value of ₹1.75 crore as on date of grant under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2023 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iii. The annual performance-based grant of RSUs to a KMP having a market value of ₹0.92 crore as on the date of grant under the 2015 plan. These RSUs will vest 12 months from the date of the grant based on the achievement of certain performance targets. The RSUs will be granted w.e.f February 1, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on February 1, 2023. The exercise price of RSUs will be equal to the par value of the share.

iv. The grant of 11,39,550 RSUs under the 2015 Plan and grant of 21,40,000 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to eligible employees. The grants made under the 2015 Plan would vest over a period of four years and the grants made under the 2019 Plan would vest over a period of three years subject to Company's achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f February 1, 2023 and the exercise price will be equal to the par value of the share.

The Board Meeting commenced at 12.15 PM IST and concluded at 3.20 PM IST on January 12, 2023.

The above information will be made available on the Company's website at www.infosys.com.

This is for your information and records.

Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.01.12 15:30:35 +05'30'

Manikantha A.G.S.
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com